Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Skullenwink LLC
14825 E SHEA BLVD STE 101
FOUNTAIN HILLS, AZ 85268
bonehausbrewing.com

Up to $1,070,000.00 in Class B Units at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Skullenwink LLC
Address: 14825 E SHEA BLVD STE 101, FOUNTAIN HILLS, AZ 85268
State of Incorporation: AZ
Date Incorporated: May 11, 2015

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Class B Units
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Class B Units
Type of Security Offered: Class B Units
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

**Maximum Number of units Offered subject to adjustment for bonus units. See Bonus info below.*

<u>Investment Incentives and Bonuses*</u>

Time-Based

Friends and Family Early Birds

Invest within the first 72 hours and receive an additional 15% bonus units.

Super Early Bird Bonus

Invest within the next 72 hours and receive an additional 10% bonus units.

Early Bird Bonus

Invest within the next 7 days and receive an additional 5% bonus units.

Amount-Based

Tier 1: $250+ Carbide Light Tier

Receive a Bone Haus Brewing branded pint glass, Bone Haus Brewing stickers, and an owner's certificate.

Tier 2: $500+ Dutchman's Dream Tier

Receive a set of 2 Bone Haus Brewing branded pint glasses, Bone Haus Brewing stickers, Bone Haus Brewing hat, and an owner's certificate.

Tier 3: $1,000+ Ghostfire Curse Tier

Receive a set of 2 Bone Haus Brewing branded pint glasses, Bone Haus Brewing stickers, Bone Haus Brewing hat, tin tacker, and an owner's certificate.

Tier 4: $2,500+ Desert Distortion Tier

Receive a set of 2 Bone Haus Brewing branded pint glasses, Bone Haus Brewing stickers, Bone Haus Brewing hat, tin tacker, an owner's certificate, and a lifetime 10% discount off all Bone Haus Brewing merchandise.**

Tier 5: $5,000+ Desert Wilde Tier

Receive a set of 2 Bone Haus Brewing branded pint glasses, Bone Haus Brewing stickers, Bone Haus Brewing hat, tin tacker, an owner's certificate (matted and framed), a lifetime 10% discount off all Bone Haus Brewing merchandise**, Quarterly coffee shipment (1 lb) for 1 year, and a commemorative owner only glass growler.

Tier 6: $10,000+ Desert Demon Tier

Receive a set of 2 Bone Haus Brewing branded pint glasses, Bone Haus Brewing stickers, Bone Haus Brewing hat, tin tacker, an owner's certificate (matted and framed), a lifetime 10% discount off all Bone Haus Brewing merchandise**, Quarterly coffee shipment (1 lb) for 1 year, a commemorative owner only glass growler, a lifetime happy hour pricing in the tap room (20% off all pints), a unique Bone Haus adventure - either Treasure Hunting with Cody Drake, Nighttime Animal Hike with Ranger Amy, or Mountain Bike Tour with Pedal Therapy, and a behind-the-scenes Bone Haus Brewing tour.

Tier 7: $25,000+ Baron of Arizona Tier

Receive a set of 2 Bone Haus Brewing branded pint glasses, Bone Haus Brewing stickers, Bone Haus Brewing hat, tin tacker, an owner's certificate (matted and framed), a lifetime 10% discount off all Bone Haus Brewing merchandise**, Quarterly coffee shipment (1 lb) for 1 year, a commemorative owner only glass growler, a lifetime happy hour pricing in the tap room (20% off all pints), a unique Bone Haus adventure - either Treasure Hunting with Cody Drake, Nighttime Animal Hike with Ranger Amy, or Mountain Bike Tour with Pedal Therapy, and a behind-the-scenes Bone Haus Brewing tour, and an experience to brew your own beer with Brewmaster Andy Weiner.

**All perks occur when the offering is completed.*

*** For retail purchases only. For purposes of clarity, the discount shall not apply for purchases of products for resale.*

The 10% StartEngine Owners' Bonus

Skullenwink, LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 units of Class B Units at $1 / unit, you will receive 110 units of Class B Units, meaning you'll own 110 units for $100. Fractional units will not be distributed and units bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single Unit bonus, which will be the highest bonus rate they are eligible for. For purposes of clarity, StartEngine OWNers shall receive the greater of the number of Bonus Units issuable pursuant to the StartEngine OWNers Bonus and the number of Units issuable under Company Perks, however, shall not be entitled to both.

The Company and its Business

Company Overview

Skullenwink LLC *(dba "Bone Haus Brewing" or the "Company"), a Limited Liability Company organized under the laws of the state of Arizona that manufactures, distributes and sells beer and other beverages such as craft soda, coffee and other merchandise, both through wholesale and retail channels.*

The Company's business model consists of selling beer through wholesale channels focused on bars, restaurants, mass-retailers, bottle shops, casinos and other attractions as well as through retail channels direct to the end consumer via a retail tap room and online sales. Our beer is sold across Arizona at bars, restaurants, mass-retailers, bottle shops, casinos and other attractions like Total Wine & More, AJ's Market, and Whole Foods, as well as growing direct-to-consumer business online and in the tap room. The Company has established a well-developed brand that deeply resonates with customers and is incredibly unique, unlike any other brewery. The Company is managed by a very experienced team led by two former executives from Fender Musical Instruments and Microsoft, respectively and includes professional project managers, social media influencers, Cicerones and marketing/sales career professionals. Skullenwink LLC is doing business as Bone Haus Brewing and is experiencing strong growth with overall sales climbing over 30% YoY from 2019 to 2020 and wholesale sales over 120% YoY from 2019 to 2020 during the pandemic and now overall sales are growing 75% year-over-year in 2021 thus far.

Competitors and Industry

Industry and Competitors

According to the Brewers Association, overall U.S. beer volume sales were down 3% in 2020, while craft brewer volume sales declined 9%, lowering small and independent brewers' share of the U.S. beer market by volume to 12.3%. Retail dollar sales of craft decreased 22%, to $22.2 billion, and now account for just under 24% of the $94 billion U.S. beer market (previously $116 billion). The primary reason for the larger dollar sales decline was the shift in beer volume from bars and restaurants to packaged sales.

Specifically, the Arizona craft beer market was $1.23 billion in 2019, ranked 22nd in the nation, and includes 124 craft breweries across the state.

Current Stage and Roadmap

Skullenwink LLC was formed in 2015 and we designed the business, the business plan, the concept, scouted buildings, built out the taproom and brewery, home-brewed prototype beers, etc. On 2/13/2018 we created our wholly-owned subsidiary Bone Haus Brewing LLC (owned 100% by Skullenwink LLC) and on April 21, 2018, we opened the taproom to the public.

Our business today includes a production-centric brewery, a retail-based taproom for tasting, and wholesale channels including bars, restaurants, bottleshops, and mass merchant grocers. We grew over 30% YoY from 2019 to 2020 and wholesale sales over 120% YoY from 2019 to 2020 during the pandemic and now overall sales are growing 75% year-over-year in 2021 thus far.

We are ready to further expand our production capabilities to meet increasing demand, expand our retail space to accommodate a growing audience of direct consumers, and further our distribution throughout Arizona.

We want to expand our production capabilities and our retail space. While it is difficult to track the status of all current products on the market, as some wholesale customers may still have older beers on their shelves, currently in our retail space we have 27 beer products, 1 soda product, 2 coffee products, and approximately 20 different merchandise category products. Our beer product offerings rotate quite quickly.

The Team

Managers

Name: Keith Chapman

Keith Chapman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder / Chief Marketing Officer
  Dates of Service: February 13, 2015 - Present
  Responsibilities: Sales, Marketing, Business Development, Tap Room Operations. Not currently taking a salary.

Other business experience in the past three years:

- **Employer:** Fishman Transducers
  Title: Product Strategist
  Dates of Service: February 15, 2015 - November 15, 2019
  Responsibilities: Product development and product development process improvements

Name: Andy Weiner

Andy Weiner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder / Chief Operations Officer
  Dates of Service: February 13, 2015 - Present
  Responsibilities: Production, Supply Chain, Not currently taking a salary.

Name: Lydia Pineault

Lydia Pineault's current primary role is with iTether. Lydia Pineault currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Corporate Secretary / Project Manager
  Dates of Service: June 15, 2021 - Present
  Responsibilities: Corporate compliance, project management, operations. Not currently taking a salary.

Other business experience in the past three years:

- **Employer:** iTether
  Title: Project Manager
  Dates of Service: April 01, 2019 - Present
  Responsibilities: project management, software implementation

Other business experience in the past three years:

- **Employer:** Bank of America
  Title: Relationship Manager
  Dates of Service: March 01, 2018 - March 31, 2019
  Responsibilities: customer relation management

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Units purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these

securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Units in the amount of up to $ 1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in the Use of Proceeds.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Units. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Units. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per unit.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of

this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The Class B Units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a non-voting, minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to

achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right

positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the TTB (Alcohol and Tobacco Tax and Trade Bureau) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Industry Risks

We are subject to extensive government regulation; changes in or violations of law or regulations could materially adversely affect our business and profitability. Our business of producing and distributing alcoholic beverages is subject to extensive regulation by national and local governmental agencies and United States of America authorities. These regulations and laws address such matters as licensing and permit requirements, competition and anti-trust matters, trade and pricing practices, taxes, distribution methods and relationships, required labeling and packaging, advertising, sales promotion and relations with wholesalers and retailers. Also, new regulations or requirements or increases in excise taxes, customs duties, income taxes, or sales taxes could materially adversely affect our business, financial condition and results of operations. In addition, we are subject to numerous environmental and occupational, health and safety laws and regulations. We may also incur significant costs to maintain compliance with evolving environmental and occupational, health and safety requirements, to comply with more stringent enforcement of existing applicable requirements or to defend against challenges or investigations, even those without merit. Future legal or regulatory challenges to the industry in which we operate or to us or our business practices and arrangements could give rise to liability and fines, or cause us to change our practices or arrangements, which could have a material adverse effect on us, our revenues and our profitability. Governmental regulation and supervision as well as future changes in laws, regulations or government policy (or in the interpretation of existing laws or regulations) that affect us, our competitors or our industry generally strongly influence our viability and how we operate our business. Complying with existing regulations is burdensome, and future changes may increase our operational and administrative expenses and limit our revenues. For example, we are currently required to have permits to produce and distribute our products to wholesalers. Many of these permits, such as our general permit for wholesale trade, must be renewed when they expire. Although we believe that our permits will be renewed upon their expiration, there is no guarantee that such will be the case. Revocation or non-renewal of permits that are material to our business could have a material adverse affect on our business. Additionally, our permits may be revoked prior to their expiration date due to non payment of taxes or violation of health requirements. Therefore, our business would be materially and adversely affected if there were any adverse changes in relevant laws or regulations or in their interpretation or enforcement. Our ability to introduce new products and services may also be affected if we cannot predict how existing or future laws, regulations or policies would apply to such products or service.

Regulatory decisions and legal, regulatory and tax changes could limit our business activities, increase our operating costs and reduce our margins.
Our business is subject to extensive regulation. This may include regulations regarding production, distribution, marketing, advertising and labeling of beverage alcohol and our other products. We are required to comply with these regulations and to maintain various permits and licenses. With respect to our alcoholic beverages, we are also required to conduct business only with holders of licenses to import, warehouse, transport, distribute and sell beverage alcohol products. We cannot assure you that these and other governmental regulations applicable to our industry will not change or become more stringent. Moreover, because these laws and regulations are subject to interpretation, we may not be able to predict when and to what extent liability may arise. Additionally, due to increasing public concern over alcohol-related societal problems, including driving while intoxicated, underage drinking, alcoholism and health consequences from the abuse of alcohol, various levels of government may seek to impose additional restrictions or limits on advertising or other marketing activities promoting beverage alcohol products. Failure to comply with any of the current or future regulations and requirements relating to our industry and products could result in monetary penalties, suspension or even revocation of our licenses and permits. Costs of compliance with changes in regulations could be significant and could harm our business, as we could find it necessary to raise our prices in order to maintain profit margins, which could lower the demand for our products and reduce our sales and profit potential. Also, the distribution of beverage alcohol products is subject to extensive taxation. An, including, but not limited to, import taxes. The increase in taxation could significantly harm our sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol.

Disruptions in supply chain or increases in ingredient, product and other supply costs could adversely affect our profitability and operating results.
Our business depends on frequent deliveries of ingredients and other products. We believe that we shall have adequate sources of supplies for ingredients and products to support our operations, there are many factors which could cause shortages or

interruptions in the supply of ingredients and products, including, but not limited to, weather, unanticipated demand, labor, production or distribution problems, quality issues, costs, a recurrence of the COVID-19 outbreak or the outbreak of other pandemics. Any of these events or conditions may adversely affect the ability of suppliers to fulfill their obligations, which may negatively affect our restaurant operations. Some of these factors are beyond our control, and could have an adverse effect on our business and results of operations.

Class action or other litigation relating to alcohol abuse or misuse could adversely affect our business.

Companies in the alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems or health consequences from the misuse of alcohol. It is also possible that governments could assert that the use of alcohol has significantly increased government funded health care costs. Litigation or assertions of this type have adversely affected companies in the alcohol industry, and it is possible that we, as well as our suppliers, could be named in litigation of this type. Also, lawsuits have been brought in a number of states alleging that beverage alcohol manufacturers and marketers have improperly targeted underage consumers in their advertising. Plaintiffs in these cases allege that the defendants advertisements, marketing and promotions violate the consumer protection or deceptive trade practices statutes in each of these states and seek repayment of the family funds expended by the underage consumers. While we have not been named in these lawsuits, we could be named in similar lawsuits in the future. Any class action or other litigation asserted against us could be expensive and time-consuming to defend against, depleting our cash and diverting our personnel resources and, result in significant harm to our business.

The coronavirus (COVID-19) or other pandemic could adversely affect our financial results, operations and outlook for an extended period of time.

We have been materially and adversely affected by the COVID-19 outbreak. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report, and we are actively monitoring the global situation and its effects on our business, financial condition, liquidity, and operations. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, we are not able to estimate the effects of the COVID-19 outbreak on our results of operations, financial condition, or liquidity. However, if the pandemic continues, it may have a material adverse effect on our results of future operations, financial position, and liquidity.

Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brands and decrease our sales.

The success of our brand depends upon the positive image that consumers have of it. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the manufacturing could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brand or brands that look like our brand, consumers of our brand could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brand in the future and in turn could impair our brand equity and adversely affect our sales and operations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Keith Chapman	3,350,000	Class A Units	50.0
Andy Weiner	3,350,000	Class A Units	50.0

The Company's Securities

The Company has authorized Class A Units, and Class B Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Class B Units.

Class A Units

The amount of security authorized is 6,700,000 with a total of 6,700,000 outstanding.

Voting Rights

Except as may be provided in this Certificate of Incorporation or required by law, the Class A Units shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Class A Units being entitled to one vote for each share of Class A Units held of record by such holder on such matters.

Material Rights

The Class A Members have certain rights of first refusal and buyout rights with respect to the other Class A Members, which are not applicable to the Class B Units. Please refer to the Operating Agreement attached as an Exhibit to this Form C for more information.

Class B Units

The amount of security authorized is 1,100,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Units.

Material Rights

There are no material rights associated with Class B Units.

What it means to be a minority holder

As a minority holder of Class B Units of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into stock.
If the company decides to issue more units, an investor could experience value dilution, with each units being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Membership Units
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 6,700,000

Use of proceeds: Executive Voting Shares
Date: February 13, 2018
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $475,541, about a 30% increase compared to fiscal year 2019 revenue of $367,118. This growth during a global pandemic in 2020 was attributed to moving more towards packaged goods for to-go sales. Refocusing our production to canning beers attributed to a 120% growth in our wholesale business in 2020 and 30% overall.

Cost of sales

Cost of sales in 2020 was $83,723, approximately the same as the costs of $80,837 in fiscal year 2019. This was attributed to greater product margins by moving to more packaged goods for to-go sales and better efficiencies in the brewing process.

Gross margins

2020 gross profit increased by $105,537 over 2019 gross profit and gross margins as a percentage of revenues increased from 78.0% in 2019 to 82.4% in 2020. This improved performance was caused by finding efficiencies in our brewing process and moving toward more packaged goods for to-go sales.

Expenses

The Company's expenses consist of, among other things, compensation, marketing and sales expenses, fees for professional services and maintenance expenses. Expenses in 2020 increased $49,564 from 2019. Most of this is attributed to an increase in production labor, maintenance and more raw materials.

Historical results and cash flows:

The most cash flow intensive expenses over the last two years of operation is rent and labor costs. In 2019, we had to sometimes pull from a line of credit to cover some of the cash flow based expenses. That line of credit is now closed and the cash flow is being covered by increased retail and wholesale sales, leaving with some debt that needs to be serviced. Our historical results and cash flows are representative of what investors should expect in the future in the next 6 months to year. We expect better cash flow as our distribution network grows and as our production capabilities improve over the next 1 to 2 years.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has a credit card with a limit of $41,900 with $1,800 credit available. The Company has approximately $5,000 in cash reserves.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from the campaign raise are critical to our company's growth and operations in including working capital to product more beer, obtain and install new upgraded brewing equipmnt and for debt reduction.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from the campaign are critical to the continued growth of the company. The incoming cash flow from retail and wholesale sales is enough to sustain the company at current or slightly reduced production levels, but the campaign funds allow us to reinvest in new equipment, more raw materials and debt reduction. The funds from the campaign could be up to 90% of raised capital for continuation of our growth.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company were to raise the minimum of $10,000, we would be able to operate the company for under one month (approximately 2 weeks). With labor costs estimated around $9,000 per month and rent near $5,000 per month, these funds paired with incoming revenue would allow operation for 1 month. Average estimated monthly operating expenses are about $30,000.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company were able to raise the maximum $1.07M, the company would be able to operate for approximately 35 months or almost 3 years based on an average estimated monthly operating expenses of $30,000.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company would most likely be able to refinance our debt and reopen a new Line of Credit. There are no current plans to do so.

Indebtedness

- **Creditor:** Chase Bank
  Amount Owed: $99,745.86
  Interest Rate: 6.6%
  Maturity Date: May 01, 2023

- **Creditor:** Chase Bank
  Amount Owed: $41,034.09
  Interest Rate: 18.99%

- **Creditor:** Ascentium Capital
  Amount Owed: $68,565.87
  Interest Rate: 9.73%
  Maturity Date: October 01, 2025

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $6,700,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors including our revenue growth, deep brand value and registered trademark, our gains in production efficiencies, and recent expansion of production capacity and capability.

First, the company used a 10x revenue factor based on 2 quarters of 2021 revenue which grew over 75% over 2020 YoY in comparing the same quarters with the assumption of an additional 5% growth over that 75% growth rate for the remaining 2 quarters due to increased production capacity being realized in Q2 2021.

Second, the company also used a 32x EBITDA factor based on industry studies of craft breweries (source: https://www.mossadams.com/articles/2020/06/q2-2020-brewery-trends). The company considered brand value, revenue growth, and recent production scaling as key factors.

The Company set its valuation internally, without a formal-third party independent evaluation. There are no outstanding stock options, warrants or convertible securities.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  The minimum raise will be used to help cash flow by reducing some debt.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  5.0%
  These funds will be used for online social ad marketing of our tap room locally and nationally in seven target states for shipping direct to consumers. We will also start marketing direct to consumer in other states that allow shipments with licensing.

- *Company Employment*
  14.0%
  We would be looking to hire two full-time brewers and a marketing assistant to help with daily production and marketing/sales activities.

- *Debt Reduction*

18.0%
We would pay off all loans and credit cards to remove debt and provide financial headroom for growth.

- *Operations*
  47.0%
  We would expand the brew house capabilities which would include a double-capacity brewhouse, additional fermenters, an upgraded chiller system for the fermentation tanks, new plumbed gas lines, electrical lines, and other infrastructure. This would also include expansion into the space next to us in our existing building to include an updated warehouse and retail space for the tap room.

- *Working Capital*
  12.5%
  Funds would be set aside in a money account for working capital to allow for day to day operations and known expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at bonehausbrewing.com (www.bonehausbrewing.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not

exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/bone-haus-brewing

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Skullenwink LLC

[See attached]

Skullenwink LLC, dba Bone Haus Brewing (the "Company")
an Arizona Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Skullenwink LLC, dba Bone Haus Brewing

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 30, 2021
Vincenzo Mongio

Skullenwink LLC dba Bone Haus Brewery
Statement of Financial Position
For the Years Ended December 31, 2020 and 2019

	2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	14,013	14,174
Inventory	41,477	-
Accounts Receivable	2,134	4,718
Payroll Taxes Receivable	-	2,830
Total Current Assets	57,624	21,722
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	144,889	165,829
Security Deposits	3,525	3,525
Total Non-Current Assets	148,414	169,354
TOTAL ASSETS	206,038	191,076
LIABILITIES AND EQUITY		
LIABILITIES		
Current Liabilities		
Credit Cards	5,887	2,340
Line of Credit	105,581	74,534
Accrued Taxes	11,402	7,785
Total Current Liabilities	122,870	84,659
Long-term Liabilities		
Square Loan	-	199
Total Long-Term Liabilities	-	199
TOTAL LIABILITIES	122,870	84,858
EQUITY		
Member Capital	83,168	106,218
Total Equity	83,168	106,218
TOTAL LIABILITIES AND EQUITY	206,038	191,076

Skullenwink LLC dba Bone Haus Brewery
Statement of Operations
For the Years Ended December 31, 2020 and 2019

	2020	2019
Revenue	475,541	367,118
Cost of Sales	83,723	80,837
Gross Profit	391,818	286,281
Operating Expenses		
Advertising and Marketing	65,784	42,370
General and Administrative	19,689	34,254
Compensation	180,123	130,454
Rent and Lease	57,093	56,739
Depreciation	20,940	35,489
Amortization		
Other Operating Expenses	24,584	19,343
Total Operating Expenses	368,213	318,649
Operating Income (loss)	23,605	(32,368)
Other Income		
Interest Income	100	-
Other	56,733	-
Total Other Income	56,833	-
Other Expense		
Interest Expense	4,736	3,069
Total Other Expense	4,736	3,069
Net Income (loss)	75,702	(35,437)

Skullenwink LLC dba Bone Haus Brewery
Statement of Cash Flows
For the Years Ended December 31, 2020 and 2019

	2020	2019
OPERATING ACTIVITIES		
Net Income (Loss)	75,702	(35,437)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Petty Cash	-	(673)
Distribution A/R	-	(4,718)
Depreciation	20,940	35,489
Inventory	(41,477)	-
Accrued Payroll	-	(6,017)
Accounts Receivable	2,583	-
Payroll Taxes Receivable	2,831	(2,830)
Credit Card	3,547	(1,551)
Accrued Taxes	3,617	4,070
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(7,959)	29,161
Net Cash provided by (used in) Operating Activities	67,743	(6,276)
INVESTING ACTIVITIES		
Brewery Equipment	-	(3,492)
Furniture & Fixtures	-	(5,041)
Leasehold Improvements	-	(4,899)
Net Cash provided by (used by) Investing Activities	-	(13,432)
FINANCING ACTIVITIES		
Line of Credit	31,047	69,534
Change in Member Capital	(98,752)	(38,042)
Payments on Debt	(199)	(1,028)
Net Cash provided by (used in) Financing Activities	(67,904)	30,464
Cash at the beginning of period	14,174	7,463
Net Cash increase (decrease) for period	(161)	10,756
Cash at end of period	14,013	14,174

Skullenwink LLC dba Bone Haus Brewing
Statement of Changes in Member Equity

	Member Capital			
	$ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/19	179,697	-		179,697
Member Contributions	-	-	-	-
Member Distributions	(38,042)			(38,042)
Net Loss	-	-	(35,437)	(35,437)
Ending Balance 12/31/2019	141,655	-	(35,437)	106,218
Member Contributions	-	-	-	
Member Distributions	(98,752)	-	-	(98,752)
Net Income	-	-	75,702	75,702
Ending Balance 12/31/2020	42,903	-	40,265	83,168

Skullenwink LLC, dba Bone Haus Brewing, Inc
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Skullenwink, LLC dba Bone Haus Brewing ("the Company") was formed in Arizona on May 11, 2015. The Company plans to earn revenue by manufacturing and selling beer and other non-alcoholic sodas and coffee through wholesale and retail channels. The Company's headquarters is in Fountain Hills, Arizona. The Company's customers will be in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

<u>Fair Value of Financial Instruments</u>

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

	Retail Beer	*Wholesale Beer*	*Events & Merchandise*	*Total*
Year				
2019	$305,769	$14,474	$46,875	$367,118
2020	418,379	26,372	30,790	475,541
	$724,148	$40,846	$77,665	$842,659

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the MACRS tax method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment (Continued)

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/20
Office Furniture	7	26,568	22,979		3,589
Leasehold Improvements	15-39	132,565	22,369		110,196
Brewery Equipment	7	128,411	97,307		31,104
Grand Total	-	**287,544**	**142,655**		**144,889**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Inventory

Inventory consists of hops, malt, other brewing materials and packaging which are stated on the financial statements at the lower of cost or net realizable value. Inventories are generally classified as current assets.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Other Income

The Company received a Paycheck Protection Program loan of approximately $48,000 which qualified for forgiveness in 2020. The Company received a tax-exempt Economic Injury Disaster Loan grant from the Small Business Association due to COVID-19 of $9,000.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – DEBT

Line of Credit

The Company has access to a pre-approved unsecured line of credit with Chase with an interest rate of 6.6% annually. The unused line of credit under this agreement was approximately $21,000 and $51,000 as of December 31, 2020, and 2019 respectively. Outstanding borrowings were approximately $106,000 and $75,000 as of December 31, 2020, and 2019, respectively.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	$106,000
2022	-
2023	-
2024	-
2025	-
Thereafter	-

NOTE 5 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 6 – EQUITY

The Company is a multimember managed LLC with a single class of ownership interest.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 30, 2021, the date these financial statements were available to be issued. On April 9, 2021, the Company entered in to a $50,000 note to finance equipment. The note is secured by the value of the equipment with an annual interest rate of 9.73% and a 5 year term.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Bone Haus Brewing by Skullenwink, LLC

Beer for the adventure!



Website FOUNTAIN HILLS, AZ FOOD & BEVERAGE

$0.00 raised

0 Investors	$6.7M Valuation
$1.00 Price per Share	$250.00 Min. Investment
Units Security Type	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Bone Haus Brewing is a brewery with a strong connection to their mantra and community. Their beer tells a story of making the most out of life's adventures, and their revenue and rapid growth shows Bone Haus's massive potential for success in an emerging market. Sharing a beer with fellow adventurers goes a long way to celebrate the moment and to plan the next adventure.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Bone Haus Brewing is a company on the move with overall growth of 30% YoY from 2019 to 2020 during the pandemic including over 120% growth YoY in wholesale sales in an isolated industry!
- Bone Haus Brewing is poised to become a true lifestyle brand with deep customer engagement, high-quality products, and a cohesive, emotionally binding vision of the brand.
- Growth in revenue for Bone Haus Brewing is steadily increasing as Q1 and Q2 for 2021 were between 66% - 75% up YoY.

THE PROBLEM

A truly overwhelming demand for our beer


OUR BEER IS IN
HIGH DEMAND
We need your help to keep up.

To put it simply, our beer is in higher demand than our current production setup can meet. We are somewhat limited through these production constraints on securing more large-scale wholesale customers, like local grocery stores and large restaurant chains. We are in a just-in-time production scenario with our larger existing wholesale customers which often restricts the amount of beer styles available for our retail sales in our tap room. Without additional capacity, we would not be able to supply additional large wholesale customers as it is a struggle to keep up with our current setup.

With the rapid expansion of our wholesale business (over 120% throughout the last year) and increased tap room traffic, we are having difficulty keeping up with demand for our beers both in kegs and in cans. While we haven't missed any turns, production schedules are often in a hurry-up-and-wait scenario. Currently, we can only have 4 beers fermenting at any given time in 10 BBL batches at a maximum. While we can keg out beers as they finish fermentation and carbonation, we have to use a third party canner to can our beer. These constraints and a lack of flexibility (working around hard canning dates) can result in 25 - 30% unrealized production per month. By adding our own canning solution, we would then be able to aptly supply additional large wholesale customers.




THIRD PARTY CANNER
Because we rely on an outside canner, we can experience 25-30% unrealized production per month
Which means missed profits and empty hands waiting for delicious beer

We also have a very manual process for brewing our beers with our current equipment. While we are able to customize our orders and approach brewing creatively, our current process is time consuming and laborious. There are many efficiencies and consistencies that could be gained through simple automation and better equipment in the brew house, which would give us the ability to fulfill bigger wholesale orders.






MANUAL BREWING IS VERY TIME CONSUMING
The money you help us raise will go to automating our process to maximize efficiency

THE SOLUTION

Scale up our infrastructure and capitalize on our momentum

We tackled our issue with inflexible canning dates by purchasing our own small canning line. This canning line will be activated and integrated into our daily operations by end of August 2021. The line allows us to package any beer at any time, whenever the beer is ready. We will need to upgrade the entire brew house at some point in the near future and go to a 20 BBL or 30 BBL brewing system and additional larger fermenters to hold that brew batch size. With an upgraded brew house capacity through investment, we would then look at automating and relieving some of the brew processes including grain preparation, water supply efficiencies, spent grain removal, and fermentation control.




SMALL CANNING LINE
Has helped us tackle our third party canning issues

With production constraints reduced with better capacity and flexibility, we can then in earnest pursue local grocers like Safeway and Bashas to carry some of our Arizona-specific flagship beers like Desert Distortion New England IPA, Englemann's Elixir Prickly Pear Pale Ale, and Carbide Light Blonde Ale. We could then dedicate a salesperson to the big box stores like Total Wine, Safeway, Bashas, AJs, Whole Foods, and large chain restaurants like Cold Beer & Cheeseburgers.

OUR FLAGSHIP BEERS


ENGLEMANN'S
ELIXIR

WHERE WE SHIP CONSUMER DIRECT


AK, AZ, CT, DC, FL, NY, PA

Lastly, we have first right of refusal on the building we are currently leasing so, as we grow, we are able to expand into the suites next to us. With sufficient funding, we are able to extend our 3350 square foot space up to 8,000 square feet by taking over the entire building. By simply adding 2,000 square feet, we would be able to create a cellaring area for production, a permanent canning line, a permanent grain crushing station, a secondary cooler for expanded wholesale business, as well as a dedicated keg cleaning station. We would be able to add 20 BBL or 30 BBL fermenters along the backside of the facility while extending the retail space in the front side of the building. This allows us to maximize production and increase retail sales for beers, events and merchandise. The additional space would also allow us to add a stage for ticketed events while keeping the tap room open.






EXPANSION MEANS
ticketed events
keg cleaning station
permanent canning line
permanent grain crushing station
cellar area for production
add 20 or 30 bbl fermenters
secondary cooler for expanded wholesale business

OUR TRACTION

Steady growth in an emerging market


CONSISTENT GROWTH SINCE 2018
Revenues grew 30% from 2019 to 2020
$625K PROJECTED
$475.5K
$367K
$109.6K
$184K
Q1
2018
2019
2020
2021

**Sales information is for Bone Haus Brewing by Skullenwink LLC and its wholly owned subsidiary Bone Haus Brewing LLC, both referred to as Bone Haus Brewing.*

Our small operation has been generating stout revenue since our inception. While we were only open for eight months in 2018, we generated $126,291.54. In 2019, we generated $367,017.67, and in 2020, we generated $475,541.02, despite the pandemic. Our Q1 revenue for 2021 is $184,124.07 (roughly 42% up YoY,) and in April 2020, we had the best month we've ever had as we exceeded $75,000 in one month.

In Arizona, where Bone Haus Brewing operates and sells, craft breweries sold $1.2 billion in beer throughout 2020 which ranks 22nd in the nation. Arizona craft breweries produced 181,006 barrels of beer in 2020. Bone Haus Brewing also ranks 51st out of 91 guild members in 2020 production volume as reported by the Arizona Brewer's Guild only after being in operation for 3 years. (Source)

In September of 2020, we landed our first big box store customer, Total Wine & More. We also supply a local high-end grocery store called AJ's Fine Foods and local Whole Foods. This milestone has really increased not only our wholesale income but also has positively sparked interest in our tap room and retail space. Many new customers tell us they tried a 4-pack of our beer from Total Wine & More and just had to come visit the tap room!


RANKED 51ST OUT OF 91
Arizona guild members in 2020 production volume

THE MARKET

It’s not just a beer, it’s an experience

In the United States, the overall beer market is $94.1billion and the craft beer market is $22.2 billion (with a 12.3% market share). Craft breweries produced 22.8 million barrels of beer in 2020 (Source). Microbreweries, the classification for Bone Haus Brewing, were responsible for 18.8% of the 22.8 million barrel production volume in 2020.

THE BEER MARKET IS HUGE

$94.1 BILLION
Overall Beer Market

$22.2 BILLION
Craft Beer Market

18.8% OR 4,286,400
Microbreweries stake in the 22.8 Million barrel production volume of 2020

We differentiate ourselves from any other brewery with deep branding, customer engagement, and the fulfillment of great tasting beer. When a customer walks into our tap room for the first time, they are usually in awe at the decor and the attention to detail in the theme and brand. We make everything on brand, even down to the restroom fixtures. We even try to hide the necessary technology as best we can since we are themed on a fictional history of legends and lore from the late 1800s in Arizona. At Bone Haus Brewing, we don’t just want you to have a great tasting beer; we want you to have an experience.



Bone Haus knows that a beer’s brand needs to go beyond the taproom, and our can artwork ensures that. Our black background label presents a contrasting backdrop for our colorful and striking artwork. The macabre style of artwork on each label has a vignette that expands the Bone Haus story, what we call The Bone Haus Chronicles. Each chronicle details the legend of Hans Von Biermann who inspired the Bone Haus brand. Also, every beer can artwork has a hidden number 13 that we challenge all of our drinkers to find. These labels are designed to first attract the eye of the customer amongst a very crowded retail space, engage them with the artwork and story, and deliver upon consumption with a delicious, high quality beer.


HANS VON BIERMANN

Many breweries rely solely on their beer to get and retain customers which certainly can work, but we believe deeper customer engagement by forming a connection to the community alongside a high-quality, satisfying product is our winning formula. We believe that our beers are just an extension of our love for adventure and the community. That’s why we offer fun beer schools for the public, live music, and even yoga classes! We know that our connection to the community is the source of our success, which is why our three-pronged approach will lead to a deep connection with our customers and allow us to grow larger than most through the brand and fulfillment of those great tasting beers.



WHY INVEST

A story that spans the nation

Our grand vision is to elevate the Bone Haus brand to a national level. We envision having multiple locations across the country that absorb the local legends and lore of their respective territories into a Bone Haus story and localized brand. It is our belief that once you create a special and unique destination with high quality products, you can expand on that idea and make it relevant to multiple local communities. Through a network of genuine, local connections, we will make Bone Haus Brewing a favorite in the nation. Become an investor in Bone Haus Brewing and help us bring our story to new heights.



Meet Our Team



Keith Chapman

Co-Founder / Chief Marketing Officer

Keith earned his PhD in Mechanical Engineering from Clarkson University in 1996 and then worked with NASA and Arizona State University in a research capacity. Since then, he ran research & development for Fender Musical Instruments Corp where he worked closely with Marketing in product development and product campaigns. In 2018, he opened Bone Haus Brewing with his partner and brewmaster Andy Weiner and runs marketing, sales and retail operations in his role as CMO.



Andy Weiner

Co-Founder / Chief Operations Officer

Andy led the west coast technical support team for Microsoft Exhcange in the Microsoft Corporation until 2000. Andy learned to home brew while at Microsoft and has been home brewing for over 25 years. In 2018, Andy opened Bone Haus Brewing with his partner and CMO, Keith Chapman, and is currently the Brewmaster and COO.



Lydia Pineault

Corporate Secretary / Project Manager

Lydia is an experienced leader with a demonstrated history of working in the Health and Technology industry with a strong background in operations and project management. She joined Bone Haus Brewing in 2020 to assist with tap room operations and is now expanding into managing brewery operations and expansion projects.



DJ Mannila

Tap Room Manager

With 20 years in the food industry and working on his Level 2 Cicerone, DJ is our tap room manager. He excels at customer service, beer knowledge, and ensuring your visit to the Bone Haus tap room is a great experience.



Rachel Benkowski

Marketing Assistant / Bartender

Rachel is a social media influencer for beer. She is a co-founder of Beer Babes, a social media group founded to promote and support women in the beer industry and as knowledgeable consumers. She is currently working on her Level 2 Cicerone and assists with all marketing campaigns and tap room displays. She, as a historian and Cicerone, teaches Beer School with Beerkowski once a month at the tap room.

Offering Summary

Company	Skullenwink LLC
Corporate Address	14825 E SHEA BLVD STE 101, FOUNTAIN HILLS, AZ 85268
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Class B Non-Voting Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	1,070,000
Price per Share	$1.00
Pre-Money Valuation	$6,700,000.00

**Maximum Number of units Offered subject to adjustment for bonus units. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 72 hours and receive an additional 15% bonus units.

Super Early Bird Bonus

Invest within the next 72 hours and receive an additional 10% bonus units.

Early Bird Bonus

Invest within the next 7 days and receive an additional 5% bonus units.

Amount-Based

Tier 1: $250+ Carbide Light Tier

Receive a Bone Haus Brewing branded pint glass, Bone Haus Brewing stickers, and an owner's certificate.

Tier 2: $500+ Dutchman's Dream Tier

Receive a set of 2 Bone Haus Brewing branded pint glasses, Bone Haus Brewing stickers, Bone Haus Brewing hat, and an owner's certificate.

Tier 3: $1,000+ Ghostfire Curse Tier

Receive a set of 2 Bone Haus Brewing branded pint glasses, Bone Haus Brewing stickers, Bone Haus Brewing hat, tin tacker, and an owner's certificate.

Tier 4: $2,500+ Desert Distortion Tier

Receive a set of 2 Bone Haus Brewing branded pint glasses, Bone Haus Brewing stickers, Bone Haus Brewing hat, tin tacker, an owner's certificate, and a lifetime 10% discount off all Bone Haus Brewing merchandise.**

Tier 5: $5,000+ Desert Wilde Tier

Receive a set of 2 Bone Haus Brewing branded pint glasses, Bone Haus Brewing stickers, Bone Haus Brewing hat, tin tacker, an owner's certificate (matted and framed), a lifetime 10% discount off all Bone Haus Brewing merchandise**, Quarterly coffee shipment (1 lb) for 1 year, and a commemorative owner only glass growler.

Tier 6: $10,000+ Desert Demon Tier

Receive a set of 2 Bone Haus Brewing branded pint glasses, Bone Haus Brewing stickers, Bone Haus Brewing hat, tin tacker, an owner's certificate (matted and framed), a lifetime 10% discount off all Bone Haus Brewing merchandise**, Quarterly coffee shipment (1 lb) for 1 year, a commemorative owner only glass growler, a lifetime happy hour pricing in the tap room (20% off all pints), a unique Bone Haus adventure - either Treasure Hunting with Cody Drake, Nighttime Animal Hike with Ranger Amy, or Mountain Bike Tour with Pedal Therapy, and a behind-the-scenes Bone Haus Brewing tour.

Tier 7: $25,000+ Baron of Arizona Tier

Receive a set of 2 Bone Haus Brewing branded pint glasses, Bone Haus Brewing stickers, Bone Haus Brewing hat, tin tacker, an owner's certificate (matted and framed), a lifetime 10% discount off all Bone Haus Brewing merchandise**, Quarterly coffee shipment (1 lb) for 1 year, a commemorative owner only glass growler, a lifetime happy hour pricing in the tap room (20% off all pints), a unique Bone Haus adventure - either Treasure Hunting with Cody Drake, Nighttime Animal Hike with Ranger Amy, or Mountain Bike Tour with Pedal Therapy, and a behind-the-scenes Bone Haus Brewing tour, and an experience to brew your own beer with Brewmaster Andy Weiner.

**All perks occur when the offering is completed.*

*** For retail purchases only. For purposes of clarity, the discount shall not apply for purchases of products for resale.*

The 10% StartEngine Owners' Bonus

Skullenwink, LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 units of Class B Units at $1 / unit, you will receive 110 units of Class B Units, meaning you'll own 110 units for $100. Fractional units will not be distributed and units bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single Unit bonus, which will be the highest bonus rate they are eligible for. For purposes of clarity, StartEngine OWNers shall receive the greater of the number of Bonus Units issuable pursuant to the StartEngine OWNers Bonus and the number of Units issuable under Company Perks, however, shall not be entitled to both.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

“Bone Haus: Start Engine Pitch”

By Frank Kraljic and Keith Chapman

FADE IN:

TITLE: BONE HAUS (LOGO) - CHAPTER ONE - LEGEND OR LORE DISSOLVE TO:

1 EXT. SUPERSTITIONS MOUNTAINS - SUNSET 1

MATCH CLOSE ON the Bone Haus Logo engraved on a chilled beer glass; a GROWLER SEAL is POPPED. A hand picks up the glass and FILLS it with golden ale (CARBIDE LIGHT). The bubbles sparkle. CAMERA DOLLIES into the glass to focus on the Superstitions Mountains through the liquid in the B.G.

KEITH (V.O.)

Bone Haus’ roots began in the late

eighteen hundreds. Gold drove

thousands to the Arizona Territory,

including Jacob Waltz -- the famous

Lost Dutchman and his legendary

gold mine.

TITLE: SUPERSTITIONS MOUNTAINS, ARIZONA

CUT TO:

2 INT. RELICS AND ANTIQUITIES RESTORATION ROOM - NIGHT 2 * TITLE: 2017

KIETH CHAPMAN carrying an old miner’s storage box, pushes open * a door stenciled with the words: RELICS AND ANTIQUITIES * RESTORATION ROOM. *

Light from the open door illuminates curious mining and * historical artifacts from the late 1800s. A dim room light * TURNS ON revealing more relics of the Wild West past, as well * as modern day treasure hunting equipment and gear hanging on * the wall. Keith sets down and OPENS the storage box. *

KEITH (V.O.)

After years of treasure hunting * Wild West artifacts and folklore... *

A GOLDEN LIGHT emanates from the box’s interior. * *

Inside are potato sized gold nuggets, tools and personal * belongings. Keith opens an leather-bound journal and * carefully turns the aged pages back passing scribbled notes, * maps and drawings. He stops on folded parchment. Unfolding

it reveals a letter written in German.

KEITH (V.O.)(CONT'D)

...A journal by the late *

brewmaster, Hans Von Biermann -- *

Alleged nephew to the Lost Dutchman * himself -- guided us to Bone Haus. *

PUSH IN on the letter. A portion READS (ENGLISH TRANSLATION SUBTITLE): ...COME TO THE TERRITORY AND HELP ME RECOVER THIS RICHEST ORE ... MORE GOLD THAN YOU CAN IMAGINE.

KEITH (V.O.)(CONT'D)

Hans left Germany searching for his

uncle and the professed gold he

discovered.

DISSOLVE TO:

3 ANIMATION: HANS' BONE HAUS TAVERN 3 TITLE: 1891 - SUPERSTITIONS MOUNTAINS, ARIZONA

KEITH (V.O.)(CONT'D)

Drawing from his brewing heritage,

he opened the Bone Haus tavern.

4 ANIMATION: DUTCHMAN'S DREAM 4 *

KEITH (V.O.)(CONT'D)

Hans mined the patrons for

information ...clues to the Lost

Dutchman's whereabouts and the

treasure!

5 ANIMATION: DESERT DISTORTION EPISODE TWO 5

KEITH (V.O.)(CONT'D)

He often rode the line between life

and death in his search.

6 ANIMATION: PISTOLS OF ROULETTE 6

KEITH (V.O.)(CONT'D)

His quest attracted many. Some

friendly.

7 ANIMATION: DESERT WILDE EPISODE THREE 7

KEITH (V.O.)(CONT'D)

...And some not. Hans needed to solve this mystery before he died. Memento Mori.

DISSOLVE TO:

8 INT. BONE HAUS BREWERY - BAR - ANDY AND KEITH'S INTERVIEW - 8 * NIGHT

CAMERA DOLLIES OUT from the DESERT WILDE EPISODE THREE can artwork on a table. A hand takes it...

ANDY seated at the bar ON INTERVIEW raises the beer can in a * toast.

TITLE: ANDY WEINER - BREWMASTER, OWNER

ANDY

With each crafted beer, we share

another episode of Hans' legendary

tales.

KEITH (O.S.)

Memento Mori. * Keith Chapman is standing behind the bar. * TITLE: KIETH CHAPMAN - MARKETING & SALES, OWNER

KEITH (CONT'D)

Remember that you die. A mantra we

at the Bone Haus live by. It's a

call to action... To chase your

dreams before it’s too late.

FADE TO BLACK.

FADE UP ON:

TITLE: BONE HAUS (LOGO) - CHAPTER TWO - ADVENTUROUS SOULS DISSOLVE TO:

9 EXT. SUPERSTITIONS MOUNTAINS - SUPERSTITION LOOP JEEP TRAIL 9- DUSK

DOLLY OUT from the Superstitions Mountains and the golden ale beer poured into it from a Bone Haus Growler. JEEPERS: CODY DRAKE, D.J. MANNILA, RACHEL BENKOWSKI, TYLER CHAPMAN enjoy a stop on the desert off-road trail drinking Bone Haus beer from glasses and beer cans leaned against their custom build jeeps.

They wear Bone Haus apparel. A Bone Haus bumper sticker is apparent on the back of one Jeep’s rearview window.

TITLE: CARBIDE LIGHT (LOGO)

CLOSE ON: Carbide Light artwork. Juxtapose the headlamp scene with lights on the Jeep.

KEITH (V.O.)

As with Hans and seeking the Lost

Dutchman's Gold, the journey

continues with our customers. We

brew beer for the adventure.

ANDY (V.O.)

A few favorites include Carbide

Light, a popular craft blond ale,

tastier than your average

domestics.

A Jeep BLOWS DUST past the camera...

CUT TO:

10 EXT. SUPERSTITIONS MOUNTAINS - GOLD MOUNTAIN TRAIL - DAY 10

...a mountain bike bombs downhill. THREE MOUNTAIN BIKERS: KORI MOLIVER (K-MO), TRAVIS CHAMP and TBD seated on rocks * overlooking a scenic view of the Superstitions. Their bikes resting by their sides. Travis shares cans of Desert * Distortion from his backpack to the others. *

TITLE: DESERT DISTORTION (LOGO)

CLOSE ON: Desert Distortion can art being opened. Juxtapose a bike, a rider and trail with the horse, Hans and the trail respectively.

ANDY (V.O.)

Desert Distortion, our best selling

beer. A refreshing New England I-P A.

CUT TO:

11 EXT. SUPERSTITIONS MOUNTAINS - GREEVER'S NEEDLE - DUSK 11

TWO CLIMBERS: NADIA LAMÉ and X sitting on the edge overlooking the setting sun on top of the spire while drinking Engleman's Elixir. They wear Bone Haus apparel.

TITLE: ENGLEMAN'S ELIXIR (LOGO)

CLOSE ON: Engleman's Elixir can art. Juxtapose the two climbers in the same seated positions as in the artwork

holding the cans in replace of the book. CLIMBER ONE points at the can.

ANDY (V.O.)

Engleman's Elixir, an exotic

Arizona pale ale featuring prickly

pear fruit and vanilla.

POV of the Superstitions and the sky.

CUT TO:

12 EXT. SUPERSTITIONS MOUNTAINS - GOLD CANYON - DAY 12

TWO PARAMOTOR PILOTS: TRAVIS CHAMP and X above the mountain range. Upon landing, CRACK OPEN cans of Baron of Arizona.

TITLE: BARON OF ARIZONA (LOGO)

CLOSE ON: Baron of Arizona can art. Juxtapose the art scene with PILOT ONE pushing a beer over a map of the Superstitions.

KEITH (V.O.)(CONT'D)

And Baron of Arizona. This beer

showcases different hop profiles in

a traditional west coast style. *

13 INT. BONE HAUS BREWERY - BAR - ANDY AND KEITH'S INTERVIEW -13 * NIGHT *

KEITH

Three years into Bone Haus and the

demand for our beer is growing

rapidly.

ANDY

The best compliment we receive is

our repeat business.

13A GRAPHIC: UNITED STATES MAP 13A

SUPERIMPOSE a MONTAGE of CUSTOMER submitted images ... the Brew room ... Andy checking the color of beer in a flask. A line DRAWS Phoenix linking seven states.

KEITH (V.O.)

And not only here in Arizona. We

ship direct to consumers in seven

states with more adding on!

ANDY (V.O.)

Our production capacity and

flexibility must increase to keep

up with the demand!

13B GRAPHIC: BUSINESS GROWTH STATS 13B

KIETH (V.O.)

Bone Haus revenue grew thirty

percent and our wholesale business

has grown one-hundred-twenty

percent ...during the pandemic!

And now in 2021, we've grown eighty five percent over last year!

14 INT. BONE HAUS BREWERY - BAR - ANDY AND KEITH'S INTERVIEW -14 * NIGHT *

KEITH

And it's not only our great tasting

beer selling...

15 INT. BONE HAUS BREWERY - BAR - NIGHT 15 *

The Jeepers, Mountain Bikers, Climbers and Pilots drink beer and experience a MONTAGE of: checking out artwork, merchandise * and treasure artifacts on display, playing with a tarantula * with animal specialist AMY BURNETT and listening to LIVE MUSIC by I AM HOLOGRAM. *

KEITH (V.O.)

Customers love the Bone Haus * artwork and merch, as well as our

events. These and more draw people * to the beer ...and this space must * expand. *

15A INT. BONE HAUS BREWERY - BREWING AREA - NIGHT 15A *

Andy, in brewmaster attire, holds up a column of beer and * visually checks it's color in a ray of daylight. *

ANDY (V.O.) *

...Quality is what keeps customers *

coming back. We don't compromise

on the art or the craft. * (holds up a beer can)

16 INT. BONE HAUS BREWERY - BAR - ANDY AND KEITH'S INTERVIEW -16 * NIGHT *

KEITH

Help us grow the Bone Haus brand.

We got a lot of beer to make and so * many stories to tell.

ANDY

Memento Mori. * CUT TO BLACK. *

FADE UP ON: *

17 INT. BONE HAUS BREWERY - BAR - NIGHT 17 *

A BARTENDER replaces an empty beer glass with a full one. TWO * ADVENTURE GUYS and Kori sit a table near the bar. *

KORI

So, what's next guys? *

ADVENTURE GUY 01 *

(drinking) *

This beer. *

They laugh. ADVENTURE GUY 02 holds his fresh beer glass in * toast. *

ADVENTURE GUY 02 *

...For the adventure. *

TOGETHER *

The adventure. *

A BRIGHT LIGHT from O.S. (LIVE MUSIC TRANSITIONS to * ORCHESTRATION) diverts the PATRONS' attention to a side door. * Silhouetted by an off-road vehicle's exterior lamps, a * MYSTERIOUS OLD TIMER in modern prospecting apparel, sidearm

exposed, limps past the adventure crew. *

The Old Timer reaches into a worn leather satchel and pulls * out a fist-sized object obscured by a handkerchief. He sets * it on the bar with a THUD and reveals a giant gold nugget. *

From O.S., an animated skeleton hand pushes a beer glass of * golden ale to meet the gold nugget. CAMERA BOOM UP to reveal HANS VON BIERMANN smiling.

CUT TO BLACK.

FADE UP ON:

GRAPHIC: BONE HAUS BRAND POSTER TITLE: TO BE CONTINUED... WITH YOUR HELP

THE END

FADE OUT.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

THE INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR QUALIFIED UNDER APPLICABLE STATE SECURITIES LAWS IN RELIANCE ON EXEMPTIONS THEREFROM. THESE INTERESTS HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH INTERESTS UNDER THE SECURITIES ACT OF 1933 AND THE REGULATIONS PROMULGATED PURSUANT THERETO (UNLESS EXEMPT THEREFROM) AND COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS AND REGULATIONS.

SECOND AMENDED AND RESTATED OPERATING AGREEMENT OF SKULLENWINK LLC

an Arizona Limited Liability Company

This **SECOND AMENDED AND RESTATED OPERATING AGREEMENT** is made and entered into as of September ___, 2021, by and among those persons designated as Members on the attached Exhibit A (each, a "**Member**," and collectively, the "**Members**"), and amends and restates the Operating Agreement for the Company dated May 2, 2019, as amended and restated on June 30, 2021. Certain capitalized words used herein have the meanings set forth in Section 2 hereof.

1. ORGANIZATION

1.1. **General.** SKULLENWINK LLC (the "**Company**") was formed as an Arizona limited liability company upon the execution and filing of the Articles of Organization with the Arizona Secretary of State in accordance with the Act, and the rights and liabilities of the Members shall be as provided in such Act, as may be modified in this Agreement. In the event of a conflict between the provisions of the Act and the provisions of this Agreement, the provisions of this Agreement shall prevail unless the Act specifically provides that an operating agreement may not change the provision in question.

1.2. **Business Purpose.** The Company may engage in any lawful act or activity for which a limited liability company may be organized under the Act.

1.3. **Name and Address of Company.** The business of the Company shall be conducted under the name "**SKULLENWINK LLC**," and its principal executive office shall be located at the address designated by the Managers.

1.4. **Term.** The term of this Agreement shall be coterminous with the period of duration of the Company as provided in the Certificate, which shall be perpetual unless sooner terminated as provided in this Agreement.

1.5. **Registered Agent.** The Company's initial registered agent shall be as provided in the Certificate. The registered agent may be changed from time to time by the Managers by causing the filing of the name of the new registered agent in accordance with the Act.

2. DEFINITIONS

For purposes of this Agreement, the terms defined hereinbelow shall have the following meaning unless the context clearly requires a different interpretation:

2.1. **"Act"** means Chapter 7 of the Arizona Revised Statutes, Section 29-3101 et seq., including amendments from time to time.

2.2. **"Adjusted Capital Account Deficit"** shall mean, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

(a) Credit to such Capital Account any amounts which such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5); and

(b) Debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(iii)(d)(6) of the Treasury Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistently therewith.

2.3. **"Adjusted Capital Contributions"** shall mean the excess of (i) each Member's money or property contributed to the Company as capital, including contributions when the Company is formed, and later contributions, less any liabilities assumed by the Company pursuant to such contribution over (ii) the sum of cumulative Distributions to such Member under Section 4.4(a)(ii) attributable to such Member's Adjusted Capital Contributions as referred to therein (such Distributions to be valued in accordance with the principles of Treasury Regulation Section 1.714-1(b)(2)(iv)(e)).

2.4. **"Affiliates"** shall mean with respect to any person or entity: (a) any person or entity directly or indirectly controlling, controlled by, or under common control with such person or entity; (b) any person or entity owning or controlling 10% or more of the outstanding voting securities or beneficial interests of such person or entity; (c) any officer, director, manager, general partner, trustee, or anyone acting in a substantially similar capacity as to such person or entity; (d) any person or entity who is an officer, director, general partner, trustee, or holder of 10% or more of the voting securities or beneficial interests of any of the foregoing; and (e) any person or entity related to such person or entity within the meaning of Code Section 267(b).

2.5. **"Agreement"** shall mean this Second Amended and Restated Operating Agreement of the Company.

2.6. **"Articles"** shall mean the Articles of Organization of the Company as filed with the Arizona Secretary of State, as the same may be converted from time to time.

2.7. **"Assignee"** shall mean a person who has acquired Units from a Member or Assignee, but who is not a Substituted Member.

2.8. **"Capital Account"** of a Member shall mean the capital account of that Member determined from the inception of the Company strictly in accordance with the rules set forth in Section 1.704-1(b)(2)(iv) of the Treasury Regulations. In accordance with that Section of the Treasury Regulations, a Member's Capital Account shall be equal to the amount of money contributed by the Member and the initial Gross Asset Value of any property contributed by the Member, increased by (a) allocations of Net Income to the Member, as well as any items in the nature of income or gain that are specially allocated pursuant to Sections 4.4(d) and 4.5, and (b) the amount of any Company liabilities assumed by such member or which are secured by any property distributed to such Member, and decreased by (v) the amount of money distributed to the Member, (w) the Gross Asset Value of any property distributed to the Member by the Company, (x) the Member's share of expenditures of the Company described in Section 705(a)(2)(B) of the Code (including, for this purpose, losses which are nondeductible under Section 267(a)(1) or Section 707(b) of the Code), (y) the Net Loss allocated to the Member, as well as any items in the nature of expenses or losses that are specially allocated pursuant to Sections 4.4(d), 4.5 and 4.6, and (z) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company. In addition, the Capital Accounts of Members may be adjusted by the Managers to reflect a revaluation of Company assets pursuant to Section 2.16(b) or 2.17(c). The Capital Account of a Member shall be further adjusted as required by Section 1.704-1(b)(2)(iv) of the Treasury Regulations. To the extent that anything contained herein shall be inconsistent with Section 1.704-1(b)(2)(iv) of the Treasury Regulations, the Treasury shall control. The Capital Account of an Assignee shall be the same as the Capital Account of the Member from whom the Assignee acquired its Interest, as further adjusted pursuant to this Section 2.8.

2.9. **"Capital Contribution"** shall mean the contribution to the capital of the Company by each Member, as provided in Section 3.1 hereof.

2.10. **"Class A Member"** shall mean Skullenwink LLC, an Arizona limited liability company.

2.11. **"Class A Units"** shall mean the Units designated as Class A Units and held by the Class A Member.

2.12. **"Class B Members"** shall mean **those members designated as Class B Members and which hold Class B Units.**

2.13. **"Class B Units"** shall mean Units designated as Class B Units and held by the Class B Members as designated in the books and records of the Company. The Class B Units have no voting rights.

2.14. **"Code"** shall mean the Internal Revenue Code of 1986, as amended to date, or corresponding provisions of subsequent superseding revenue laws.

2.15. **"Company"** shall refer to the limited liability company created pursuant to the Articles as governed by this Agreement.

2.16. **"Company Minimum Gain"** with respect to any taxable year of the Company shall mean the "partnership minimum gain" of the Company computed strictly in accordance with the principles of Section 1.704-2(b)(2) of the Treasury Regulations.

2.17. **"Distributable Cash"** shall mean the excess of cash received by the Company from operations over (a) operational cash disbursements (which shall include without limitation, service of Company debt obligations), and (b) a reasonable allowance for reserves, contingencies and anticipated obligations, as determined by the Managers.

2.18. **"Distributions"** shall mean any cash (or property to the extent applicable) distributed to the Members or Assignees arising from their ownership of Units.

2.19. **"Economic Risk of Loss"** shall mean the "economic risk of loss" within the meaning of Section 1.752-2 of the Treasury Regulations.

2.20. **"Gross Asset Value"** shall mean, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Managers, provided that, if the contributing Member is a Manager, the determination of the fair market value of the contributed assets shall require the consent of a majority of the other Managers or Members;

(b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Managers, as of the following times: (a) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (b) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an interest in the Company; and (c) liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); provided, however that the adjustments pursuant to clauses (a) and (b) above shall be made only if the Managers reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such assets on the date of distribution as determined by the distributee and the Managers, provided that if the distributee is the Manager, the determination of the fair market value of the distributed assets shall require the consent of a majority of the other Managers; and

(d) The Gross Asset Value of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this Section 2.20 to the extent the Managers determine that an adjustment pursuant to Section 2.20(b) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Section 2.20(d).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Section 2.20(a), (b) or (d) hereof, such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Net Income and Net Loss.

2.21. **"Manager"** or **"Managers"** shall mean the Members.

2.22. **"Majority Vote"** shall mean approval by the affirmative vote or written consent of more than fifty percent (50%) of (i) all of the Units (Class A Units and Class B Units) then outstanding, voting as a single class, in any instance in which approval of the Members, without regard to the Class of Units held by them, is required to be obtained, or (ii) the outstanding Units of any Class (whether Class A Units or Class B Units) in any instance in which a vote or consent of the holders of the Units of such Class, voting or consenting as a separate Class, is required to be obtained.

2.23. **"Member"** shall mean any person or entity admitted to the Company as a Member (including, without limitation, the Class A Member and Class B Member) or Substituted Member and who has not ceased to be a Member, as set forth in Exhibit A hereto. Wherever the context requires, reference in this Agreement to a Member shall include an Assignee who does not become a Substituted Member wherever such reference relates solely to an Economic Interest in the Company.

2.24. **"Member Nonrecourse Debt"** shall mean liabilities of the Company treated as "partner nonrecourse debt" under Section 1.704-2(b)(4) of the Treasury Regulations.

2.25. **"Member Nonrecourse Deductions"** shall mean in any Company fiscal year, the Company deductions that are characterized as "partnership nonrecourse deductions" under Section 1.704-2(i)(2) of the Treasury Regulations.

2.26. **"Net Income"** and **"Net Loss"** shall mean the net book income or loss of the Company for any relevant period. The net book income or loss of the Company shall be computed in accordance with Federal income tax principles (i) under the method of accounting elected by the Company for federal income tax purposes, (ii) as applied without regard to any recharacterization of transactions or relationships that might otherwise be required under such tax principles and (iii) as otherwise adjusted pursuant to the following provisions in this Section 2.22. The net book income or loss of the Company shall be computed, inter alia, by:

(i) including as income or deductions, as appropriate, any tax-exempt income and related expenses that are neither properly included in the computation of taxable income nor capitalized for federal income tax purposes;

(ii) including as a deduction when paid or incurred (depending on the Company's method of accounting) any amounts utilized to organize the Company or to promote the sale of (or to sell) Units in the Company, except that amounts for which an election is properly made by the Company under Section 709(b) of the Code shall be accounted for as provided therein;

(iii) including as a deduction or loss any losses incurred by the Company in connection with the sale or exchange of property notwithstanding that such losses may be disallowed to the Company for federal income tax purposes under the related party rules of Code Sections 267(a)(1) or 707(b) or otherwise;

(iv) calculating the gain or loss on disposition of Company assets and the depreciation, amortization or other cost recovery deductions, if any, with respect to Company assets by reference to their Gross Asset Value rather than their adjusted tax basis;

(v) excluding any gain or income specially allocated under Sections 4.4(c), 4.5, and 4.6 hereof; and

(vi) excluding Nonrecourse Deductions.

2.27. **"Nonrecourse Deductions"** in any fiscal year means the amount of Company deductions that are characterized as "nonrecourse deductions" under Section 1.704-2(b)(1) of the Treasury Regulations.

2.28. **"Nonrecourse Liabilities"** shall mean the liabilities of the Company treated as "nonrecourse liabilities" under Section 1.752-1(a)(2) of the Treasury Regulations.

2.29. **"Partnership Representative"** has the meaning designated in Section 5.4.

2.30. **"Percentage Interest"** shall mean with respect to each Member, the percentage derived by dividing the number of Units held by such Member by the total number of issued and outstanding Units owned by all Members from time to time.

2.31. **"Substituted Member"** shall mean an Assignee who shall become a Member pursuant to Section 7.2.

2.32. **"Treasury Regulations"** shall mean the regulations of the United States Treasury Department pertaining to the Code, as amended, and any successor provision(s).

2.33. **"Unit"** shall represent a unit of measurement by which a Member's right to vote, participate in Net Income, Net Loss, Nonrecourse Deductions and Distributions shall be determined (other than Distributions in liquidation as provided in Section 10.3 hereof), and which are held by Members as designated on Exhibit A.

3. CAPITAL

3.1. Capital Contributions and Authorized Units.

(a) **Initial Contribution.** Each Member has made or shall make an initial contribution to the capital of the Company in the amount set forth on Exhibit A, attached hereto, in exchange for the number of Units set forth opposite such Member's name.

(b) **Subsequent Contributions.** No Member shall be required to make an additional capital contribution to the Company. However, if the Managers so consent, which consent shall not be unreasonably withheld, conditioned or delayed, any or all Members may make such loans to the Company having a per annum interest rate of no more than 3.00 percentage points above the Wall Street Journal Prime Rate, and having such other reasonable terms as the Managers shall determine in their sole discretion. No loan or loans made by any Member to the Company shall increase any such Member's number of Units.

3.2. **Interest.** No Member shall receive interest on its contribution to the capital of the Company.

3.3. **Withdrawal and Return of Capital.** Except as may be provided herein, no Member may withdraw any portion of the capital of the Company and no Member shall be entitled to the return of its contribution to the capital of the Company except on dissolution of the Company.

3.4. Capital Accounts.

(a) **Member Capital Accounts.** An individual Capital Account shall be maintained for each Member.

(b) **Capital Account of Assignee.** On any sale or transfer of any Units, the Capital Account of the transferor with respect to the Units transferred shall become the Capital Account of the Assignee or Substituted Member, as applicable, with respect to such Units, as such Capital Account existed at the effective date of the transfer of such Units.

(c) **Deficit Capital Account.** No Member shall have any liability to the Company, to any other Member, or to the creditors of the Company on account of any deficit Capital Account balance.

4. FINANCIAL

4.1. **Accounting Method.** The Company books shall be kept in accordance with the method of accounting determined by the Managers.

4.2. **Fiscal Year.** The fiscal year of the Company shall end on December 31, unless the Managers determine that some other fiscal year would be more appropriate and obtain the consent of the Internal Revenue Service to use that other fiscal year.

4.3. **Organizational Expenses of the Company.** The Company shall not pay or reimburse to the Managers or the Members for any expenses incurred by them on behalf of the Company with respect to the formation and organization of the Company (including legal and filing fees).

4.4. **Net Income, Net Loss and Distributions.**

(a) **Distributions.** Distributable Cash shall be distributed at such times as reasonably determined by the Managers. When distributed, Distributable Cash shall be distributed to the Members based on their Percentage Interests.

(b) **Allocations of Net Income, Net Loss and Nonrecourse Deductions.** Subject to Sections 4.4(d), 4.5 and 4.6 below, Net Income Net Loss and Nonrecourse Deductions shall be allocated among the Members based on their Percentage Interest.

(c) **Tax Allocations.** Except for the allocations contained in Section 4.4(d)(i), all income, gains losses, deductions and credits of the Company shall be allocated for federal, state and local income tax purposes in accordance with the allocations of Net Income and Net Loss.

(d) **Special Allocations.** The following special allocations shall be made:

(i) **704 Allocations.** In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of the variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value.

In the event the Gross Asset Value of any Company asset is adjusted due to a revaluation of Company assets under Treasury Regulations Section 1.704(b)(2)(iv)(f), subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Treasury Regulations thereunder.

Any elections or other decisions relating to such allocations shall be made by the Managers in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 4.4(d)(i) are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provisions of this Agreement.

(ii) **Recapture.** In the event that the Company has taxable income that is characterized as ordinary income under the recapture provisions of the Code, each Member's distributive share of taxable gain or loss from the sale of Company assets (to the extent possible) shall include a proportionate share of this recapture income equal to that Member's prior share of prior cumulative depreciation deductions with respect to the assets which gave rise to the recapture income.

(iii) **Minimum Gain Chargeback.** Except as otherwise provided in Section 1.704-2(f) of the Treasury Regulations, in the event that there is a net decrease in the Company Minimum Gain during any taxable year, each Member shall be allocated items of income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in such Company Minimum Gain during such year in accordance with Section 1.704-2(g) of the Treasury Regulations. This Section 4.4(d)(iii) is intended to comply with the minimum gain chargeback requirement of Section 1.704-2(f) of the Treasury Regulations and shall be interpreted consistent therewith.

(iv) **Member Minimum Gain Chargeback.** Except as otherwise provided in Section 1.704-2(i)(4) of the Treasury Regulations, in the event there is a net decrease in the minimum gain attributable to a Member Nonrecourse Debt during any taxable year, each Member with a share of such minimum gain shall be allocated income and gain for the year (and, if necessary, subsequent years) in accordance with Section 1.704-2(i) of the Treasury Regulations. This Section 4.4(d)(iv) is intended to comply with the chargeback requirement of Section 1.704-2(i)(4) of the Treasury Regulations and shall be interpreted consistent therewith.

(v) **Qualified Income Offset.** Any Member who unexpectedly receives an adjustment, allocation, or distribution described in subparagraphs (4), (5) or (6) of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations, which adjustment, allocation or distribution creates or increases a deficit balance in that Member's Capital Account, shall be allocated items of "book" income and gain in an amount and manner sufficient to eliminate or to reduce the deficit balance in that Member's Capital Account so created or increased as quickly as possible in accordance with Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and its requirements for a "qualified income offset." The Members intend that the provision set forth in this Section 4.4(d)(v) will constitute a "qualified income offset" as described in Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistent therewith.

(vi) **Member Nonrecourse Deductions.** After the allocations of Net Loss and Nonrecourse Deductions, Member Nonrecourse Deductions shall be allocated between the Members as required in Section 1.704-2(i)(1) of the Treasury Regulations, in accordance with the manner in which the Member or Members bear the Economic Risk of Loss for the Member Nonrecourse Debt corresponding to the Member Nonrecourse Deductions, and if more than one Member bears such Economic Risk of Loss for a Member Nonrecourse Debt, the corresponding Member Nonrecourse Deductions must be allocated among such Members in accordance with the ratios in which the Members share the Economic Risk of Loss for the Member Nonrecourse Debt.

(vii) **Code Section 754 Adjustment.** To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)3(m)(2) or Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution to a Member in complete liquidation of his interest, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specifically allocated to the Members in accordance with their interests in the Company in the event Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or the Members to whom such distribution was made in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(viii) **Allocations Relating to Taxable Issuance of Company Interests.** Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company to a Member (the "issuance items") shall be allocated among the Members so that, to the extent possible, the net amount of such issuance items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member of the issuance items had not be realized.

(e) **Varying Interests.** Where any Member's interest, or portion thereof, is acquired or transferred during a taxable year or for any other purpose requiring the determination of Net Income, Net Loss or any other items allocable to any period, the Managers may choose to implement the provisions of Section 706(d) of the Code in allocating among the varying interests.

(f) **Excess Nonrecourse Liabilities.** Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Treasury Regulations Section 1.752-3(a)(3), the Members' interests in Company profits are in proportion to their Percentage Interests.

(g) **Consent of Member.** The Members are aware of the income tax consequences of the methods, hereinabove set forth, by which Net Income, Net Loss and Distributions are allocated and distributed and hereby agree to be bound by them in reporting them for income tax purposes. The Members hereby expressly consent to such provisions as an express condition of becoming a Member.

4.5. **Curative Allocations.** The allocations set forth in Sections 4.4(d)(iii), (iv), (v), (vi) and (vii) hereof and the allocations of Nonrecourse Deductions in Section 4.4(b) (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 4.5. Therefore, notwithstanding any other provision of this Section 4 (other than the Regulatory Allocations), the Managers shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 4.4(b). In exercising their discretion under this Section 4.5, the Managers shall take into account future Regulatory Allocations under Sections 4.4(d)(iii) and (iv) that, although not yet made, are likely to offset Regulatory Allocations made under Section 4.4(b) and Section 4.4(d)(vi).

4.6. **Loss Limitation.** Net Loss and Nonrecourse Deductions allocated pursuant to Section 4.4(b)(ii) hereof shall not exceed the maximum amount of Net Loss and Nonrecourse Deductions that can be allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any fiscal year. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of allocations of Net Loss and Nonrecourse Deductions pursuant to Section 4.4(b)(ii) hereof, the limitations set forth in this Section 4.6 shall be applied on a Member by Member basis and Net Loss and Nonrecourse Deductions not allocable to any Member as a result of such limitation shall be allocated to the other Members in accordance with the positive balances in such Member's

Capital Accounts so as to allocate the maximum permissible Net Loss and Nonrecourse Deductions to each Member under Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

4.7. **Tax Elections.** The Managers shall, without further consent of the Members being required (except as specifically required herein), have the authority to make any and all elections for federal, state, and local tax purposes including, without limitation, any election, if permitted by applicable law, to adjust the basis of Company property pursuant to Code Sections 754, 734(b) and 743(b), or comparable provisions of state or local law, in connection with transfers of interests in the Company and Company Distributions.

5. MANAGEMENT

5.1. **Management of the Company.** The operations and affairs of the Company shall be administered by its Manager which is the Class A Member. Upon the resignation or removal of the Manager, the Class A Member shall have the sole right to appoint a replacement Manager.

5.2. **Responsibilities of the Managers.** Each Manager shall devote such time to administering the business of the Company as he or she reasonably deems necessary to perform his or her duties as set forth in this Agreement. Nothing in this Agreement shall preclude the employment by the Company of any agent or third party to provide services in respect of the business of the Company; provided, however, that the Managers shall continue to have ultimate responsibility under this Agreement. The Managers shall cause to be filed such certificates or filings as may be required for the continuation and operation of the Company as a limited liability company in any state in which the Company elects to do business. Managers shall be entitled to receive reasonable compensation for their services.

5.3. **Meetings of Managers.** Nothing in this Agreement is intended to require that meetings of Managers be held, it being the intent of the Members that meetings of Managers are not required. Meetings of the Managers may be called by a majority of the Managers; provided, however, that if there are less than three Managers, any one Manager may call a meeting. Managers may participate in a meeting through use of conference telephone or similar communications equipment, so long as all Managers participating in such meeting can hear one another. Participation in a meeting in such manner constitutes a presence in person at such meeting.

Any action required or permitted to be taken by the Managers may be taken by the Managers without a meeting, if the requisite number of votes of the Managers (as required pursuant to Section 5.5) is obtained in writing prior to such action. Such action by written consent shall have the same force and effect as an Approval of the Managers obtained at a duly called meeting of the Managers.

5.4. **Partnership Representative for Tax Matters.**

(a) Appointment. The Managers who are Members shall designate one Manager that is a Member to be the "tax matters partner" or "partnership representative" (as the case may be) of the Company pursuant to Code Sec. 6231(a)(7) (the "**Partnership Representative**"), or, if there is no Manager that is a Member, the Partnership Representative shall be a Member that has the largest Membership Interest at the close of the applicable taxable year. For purposes of Code Section 6231(a)(7), Skullenwink LLC, is designated as the initial Partnership Representative of the Company within the meaning of Code Section 6223. The Partnership Representative shall have sole authority to act on behalf of the Company for purposes of subchapter C of Chapter 63 of the Code and any comparable provisions of state or local income tax laws. For purposes of this Section 5.7, unless otherwise specified, all references to provisions of the Code shall be to such provisions as enacted by the Bipartisan Budget Act of 2015.

(b) Resignation; Removal. The Partnership Representative may resign at any time. The Person serving as the Partnership Representative or Partnership Representative shall be automatically removed as Partnership Representative or Partnership Representative upon the death, dissolution and/or winding up, legal incompetency or bankruptcy of such Person, and the Person serving as the Partnership Representative or Partnership Representative may be removed at any time by unanimous consent of the Managers or a Majority Vote of the Members. Upon such resignation or removal of the Partnership Representative, a successor to serve in such position shall be designated by unanimous consent of the Managers or a Majority Vote of the Members.

(c) Elections. If the Company qualifies to elect pursuant to Code Section 6221(b) (or successor provision) to have federal income tax audits and other proceedings undertaken by each Member rather than by the Company, the Company shall make such election.

(d) Partnership Adjustments. Notwithstanding other provisions of this Agreement to the contrary, if any "partnership adjustment" (as defined in Code Section 6241(2)) is determined with respect to the Company, the Partnership Representative, in its discretion, may cause the Company to elect pursuant to Code Section 6226 to have any such adjustment passed through to the Members for the year to which the adjustment relates (i.e., the "reviewed year" within the meaning of Code Section 6225(d)(1)). In the event that the Partnership Representative has not caused the Company to so elect pursuant to Code Section 6226, then any "imputed underpayment" (as determined in accordance with Code Section 6225) or "partnership adjustment" that does not give rise to an "imputed underpayment" shall be apportioned among the Members for the taxable year in which the adjustment is finalized in such manner as may be necessary (as determined by the Manager in good faith) so that, to the maximum extent possible, the tax and economic consequences of the partnership adjustment and any associated interest and penalties are borne by the Members based upon their interests in the Company for the reviewed year.

(e) Member Cooperation. Each Member agrees that, upon request of the Partnership Representative, such Member shall take such actions as may be necessary or desirable (as determined by the Partnership Representative) to (1) allow the Company to comply with the provisions of Code Section 6226 so that any "partnership adjustments" are taken into account by the Members rather than the Company or (2) file amended tax returns with respect to any "reviewed year" (within the meaning of Code Section 6225(d)(1)) to reduce the amount of any "partnership adjustment" otherwise required to be taken into account by the Company.

5.5. **Voting / Approval of the Managers.** For purposes of this Agreement, each Manager shall be entitled to one (1) vote. Any action to be determined by the Managers shall be made pursuant to an "Approval of the Managers," which for purposes of this Agreement shall mean a majority vote of the Managers entitled to vote on the matter.

5.6. **Compensation of Manager.** The Manager shall receive such reasonable compensation for its services as determined in the sole and reasonable discretion of the Manager.

6. LIABILITY, RIGHTS, AUTHORITY AND VOTING OF MEMBERS

6.1. **Liability of Members.** Except as specifically provided in this Agreement or the Act, no Member shall be liable for the debts, liabilities, contracts, or any other obligations of the

Company except with respect to their Capital Contributions as indicated herein. Only the Company or a Manager (and no third party creditor, either in its own right or as a successor-in-interest of the Company, and including a trustee, receiver or other representative of the Company or Member), shall be entitled to enforce the requirements to make Capital Contributions. The Members intend and agree that the obligation of the Members to make Capital Contributions constitutes an agreement to make financial accommodations to and for the benefit of the other Members and the Company.

6.2. **Voting.** The voting rights of the Members shall be based on the following:

(a) The Class A Units shall have the right to vote on a one (1) vote per Unit basis. Unless otherwise provided by law, any matter requiring the vote or approval of the Members shall be deemed approved upon receipt of a Majority Vote of the Class A Members. The Class B Members have no voting rights.

(b) Assignees who have not become Substituted Members shall not be entitled to vote and any voting rights associated with the Units transferred to such Assignee shall remain with the transferring Member.

(c) Notwithstanding any other provision in this Agreement, any action in which the Members are entitled to vote, may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by Members entitled to vote thereon holding not less than a Majority Vote (or such other requisite vote) that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. Each Member shall be notified of any action so taken within thirty (30) days of its approval if such action is material to the operation of the Company's business, as determined by the Managers.

6.3. **Meetings of Members.** If and when the Members by a Majority Vote, or the Managers, shall determine, meetings of Members may be called and when called shall be governed by the Act; provided, however, that this reference to the Act or any other provision of this Agreement shall not be interpreted to require that meetings of the Members be held, it being the intent of the Members that meetings of the Members are not required.

6.4. **Limitation of Rights of Members.** No Member shall have the right or power to: (i) withdraw or reduce its Capital Contribution, except as a result of the dissolution of the Company or as otherwise provided in this Agreement or by law; (ii) bring an action for partition against the Company; or (iii) demand or receive property in any distribution other than cash. Except as otherwise provided in this Agreement, no Member shall have priority over any other Member either as to the return of Capital Contributions or as to allocations of the Net Income, Net Loss or Distributions of the Company.

6.5. **Return of Distributions.** In accordance with the Act, a Member may, under certain circumstances, be required to return to the Company, for the benefit of the Company's creditors, amounts previously distributed to the Member.

6.6. **Resignation or Withdrawal of a Member.** A Member shall not resign or withdraw as a Member, without the Approval of the Managers, which approval shall not be unreasonably withheld, conditioned or delayed.

7. TRANSFERS OF UNITS

7.1. Assignment of Units.

(a) **Transferability.** Except as otherwise expressly provided in this Agreement, the Members may assign and transfer their Units at any time and for any reason.

(b) **Distributions, Allocations and Reports.** An Assignee shall be entitled to receive Distributions from the Company attributable to the Units acquired by reason of such assignment from and after the effective day of the assignment of such Units to him, her or it; however, anything herein to the contrary notwithstanding, the Company shall be entitled to treat the assignor of such Units as the absolute owner thereof in all respects, and shall incur no liability for allocations of Net Income or Net Loss, Distributions or transmittal of reports and notices required to be given to Members hereunder which are made in good faith to such assignor until such time as the written instrument of assignment has been received by the Company and recorded on its books, and the effective date of assignment has passed.

7.2. Substituted Members.

(a) **Conditions of Substitution.** An Assignee may have the right to become a Substituted Member in place of his or her assignor only if all of the following conditions are first satisfied:

(i) **Written Assignment.** A duly executed and acknowledged written instrument of assignment shall have been filed with the Company, which instrument shall specify the Units being assigned and which sets forth the intention of the assignor that the Assignee succeed to the assignor's interest in such Units as a Substituted Member;

(ii) **Instruments of Substitution.** The Assignee shall have executed and acknowledged such other instruments as may be necessary or desirable to effect such substitution, including the written acceptance and adoption by the Assignee of the provisions of this Agreement; and

(iii) **Consent.** The written consent to such substitution shall have been obtained from the Managers who are not the transferring Member, the granting or denial of which shall be within the sole and absolute discretion of each such Manager.

8. ADMISSION OF NEW MEMBERS

The Managers, upon the unanimous consent of the Class A Members, may, at any time admit new Members or issue additional Units to existing Members or Assignees, or create and issue new classes of Units, on such terms as the Managers may determine from time to time.

9. BOOKS AND RECORDS

9.1. **Records.** The Company shall keep at its office within the State of Arizona, such documents required to be maintained by the Company under the Act.

9.2. Inspection. Upon the request of a Class A Member in writing and with the stated purpose of the request, the Company shall promptly deliver to the requesting Class A Member, at the expense of the Company, a copy of the information required to be maintained by Section 9.1. The Class B Members shall have no inspection rights, unless otherwise required by applicable law.

10. DISSOLUTION AND TERMINATION OF THE COMPANY

10.1. **Events Causing Dissolution.** The Company shall be dissolved and its affairs shall be wound-up upon the earliest to occur of the following events:

(a) The Approval of the Managers with or without the approval of the Members;

(b) Entry of a decree of judicial dissolution pursuant to the Act; or

(c) A sale of all or substantially all of the assets of the Company and the corresponding receipt of the full consideration relating thereto.

10.2. **Certificate of Dissolution.** As soon as possible following the occurrence of any of the events specified in Section 10.1, the Managers shall execute a Certificate of Dissolution in such form as shall be prescribed by the Arizona Secretary of State and file such certificate as required by the Act.

10.3. **Distribution on Dissolution.** Upon a dissolution event described in Section 10.1, the Managers shall take full account of the Company's assets and liabilities, shall liquidate the assets as promptly as is consistent with obtaining their fair value, or, if the assets cannot be sold, they shall be valued and distributed in kind, and shall apply and distribute the proceeds or assets in the following order:

(a) To the payment of creditors of the Company who are not Members of the Company;

(b) To the creation of any reserves which the Managers deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company, which reserve amounts shall be approved by a Majority Vote of the Members; and

(c) To all of the Members, based on their Percentage Interests.

11. INDEMNIFICATION

11.1. **Limitation of Liability.** The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member or Manager or officer of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member or Manager and/or officer.

11.2. **Standard of Care.** Neither the Managers nor any Member or officer of the Company shall have any personal liability whatsoever to the Company or to any Member of the Company or to any Affiliate or constituent owner of any Member on account of such Person's status as a Manager, Member or officer of the Company or by reason of such Person's acts or omissions in connection with the conduct of the business of the Company, so long as such Person acts in good faith for a purpose which the Person reasonably believes to be in, or not opposed to, the best interests of the Company; provided, however, that nothing contained herein shall protect any such Person against any liability to which such Person would otherwise be subject by reason of (a) any act or omission of such Person that involves actual fraud, breach of fiduciary duty, material breach of this Agreement, gross negligence or willful misconduct or (b) any transaction from which such Person derives any improper personal benefit.

11.3. **Indemnification.** The Company, its receiver or its trustee, shall indemnify, defend and save harmless each of the Manager, Members and their respective Affiliates (each, an "Indemnitee" and together, the "Indemnitees") from any liability, loss or damage incurred by any Indemnitee by reason of any act performed or omitted to be performed by any Indemnitee in connection with the business of the Company, including costs and attorneys' fees and any amounts expended in the settlements of any claims of liability, loss or damage;

provided that if the liability, loss or claim arises out of any action or inaction of an Indemnitee: (a) such Indemnitee must have determined, in good faith, that his or her course of conduct was in the best interests of the Company; and (b) the action or inaction did not constitute actual fraud, breach of fiduciary duty, material breach of this Agreement, gross negligence or willful misconduct by such Indemnitee or a transaction from which such Indemnitee derived an improper personal benefit; and, provided further, that the indemnification shall be recoverable only from the assets of the Company and not any assets of the Members. The Company may, however, purchase and pay for that insurance, including extended coverage liability and casualty and worker's compensation, as would be customary for any person engaging in a similar business, and name the Indemnitees as additional or primary insured parties. The Company may, to the extent authorized from time to time by the Members, grant rights to indemnification and to advancement of expenses to any employee or agent of the Company to the fullest extent of the provisions of this Section 11 with respect to the indemnification and advancement of expenses of the Manager, the Members and/or the officers of the Company.

11.4. **Advancement of Expenses.** The right to indemnification conferred in this Section 11 shall be a contract right and shall include the right to require the Company to advance the expenses incurred by the Indemnitee in defending any such proceeding in advance of its final disposition; provided, however, that the payment of such expenses in advance of the final disposition of a proceeding shall be made only upon receipt by the Company of an undertaking, by or on behalf of the Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Section 11 or otherwise.

11.5. **Nonexclusive Right.** The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section 11 shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute or agreement, or under any insurance policy obtained for the benefit of the Indemnitee.

11.6. **Severability.** If any provision of this Section 11 is determined to be unenforceable in whole or in part, such provision shall nonetheless be enforced to the fullest extent permissible, it being the intent of this Section 11 to provide indemnification to all Persons eligible hereunder to the fullest extent permitted under applicable law.

12. REPRESENTATIONS AND WARRANTIES OF MEMBERS

Each Member hereby represents, warrants and covenants to the Company that, as of the date hereof:

12.1. **Investment Representation.** The Member has acquired or is acquiring his, her or its Units in good faith for his, her or its own account, for investment purposes only and not with a view to or for the distribution, resale, subdivision, fractionalization or disposition thereof, and the Member has no present interest of selling or otherwise distributing such Units. The Member is or will be the sole party in interest in his, her or its Units and as such is or will be vested with all legal and equitable rights in such Units.

12.2. **Sophistication of the Member.** The Member either has a preexisting personal or business relationship with the Company or any of its Managers or, by reason of his or her business or financial experience or the business or financial experience of his or her professional advisors, who are unaffiliated with and not compensated by the Company, directly or indirectly, has the capacity to protect his or her own interests in connection with this investment. The Member is able to bear the economic risk of an investment in his, her or its Units and can afford to sustain a total loss on such investment. The nature and amount of the Member's investment in such Units is consistent with his or her investment objectives, abilities and resources.

12.3. **No Public Market.** The Member understands that there is no public market for his, her or its Units and there is no assurance that there will be such a market in the future. The Member has been advised that his, her or its Units have not been registered under the Securities Act of 1933, as amended, and that said Units must be held indefinitely unless it is subsequently registered under the Securities Act of 1933, as amended, or an exemption from such registration is available, and understands that the Company is under no obligation to register said Units or to comply with any exemption from such registration requirement. In addition, the Member understands that the transferability of his, her or its Units is and will be further restricted by this Agreement which, among other things, requires that any sale or assignment of his, her or its Units will be subject to certain terms and conditions. Thus, the Member realizes that it cannot expect to be able to liquidate his or her investment in the Company readily, or at all, in the case of an emergency.

12.4. **Consultation with Attorney.** The Member acknowledges and understands that Alliance Legal Partners, a law corporation, has acted as legal counsel to the Company in connection with the preparation of this Agreement. The Member has been advised to consult with its own attorney regarding all legal and tax matters concerning an investment in the Units and has done so to the extent it considers necessary. The Member acknowledges and understands that the interests of each Member may be different with respect to this Agreement from the interests of each other Member, and the Member waives any conflict of interest that may exist with respect to the preparation of this Agreement.

13. MISCELLANEOUS

13.1. **Counterparts.** This Agreement may be executed in several counterparts and all so executed shall constitute one Agreement, binding on all of the Members, notwithstanding that all of the Members are not signatory to the original or the same counterpart.

13.2. **Binding on Successors.** This Agreement shall be binding upon and shall inure to the benefit of the successors and permitted assigns of the Members.

13.3. **Severability.** If any provision of this Agreement is declared by a court of competent jurisdiction to be void or unenforceable, such provision shall be deemed severed from the remainder of this Agreement and the balance of this Agreement shall remain in effect.

13.4. **Notices.** Unless otherwise specifically provided, all notices and demands required to be given hereunder shall be deemed to be duly given at the time of delivery if such notice or demand is personally delivered or delivered via facsimile, or forty-eight (48) hours after mailing if such notice or demand is sent via overnight courier, or deposited with the United States Postal Service, postage prepaid, for mailing via certified mail, electronic mail, return receipt requested, to the Company and to the Members at the addresses, fax number or email address, as applicable, set forth on Schedule A. Such addresses may only be changed by giving written notice of such change to all of the other parties hereto.

13.5. **Captions.** Section titles or captions contained in this Agreement are inserted only as a matter of convenient reference. The titles and captions in no way define, limit, extend, or describe the scope of this Agreement nor the intent of any provision hereof.

13.6. **Gender.** Whenever required by the context, the masculine gender shall include the feminine and neuter genders, and vice versa; and the word "person" shall include a company, partnership, firm, or other form of association; the singular shall include the plural, and vice versa.

13.7. **Choice of Law.** This Agreement shall be construed under the laws of the State of Arizona.

13.8. **Entire Agreement.** This Agreement contains the entire understanding among the Members and supersedes any prior written or oral agreements between them respecting the subject matter contained herein. There are no representations, agreements, arrangements or understandings, oral or written, between and among the Members relating to the subject matter of this Agreement that are not fully expressed herein.

13.9. **Waiver.** No waiver of any breach or default of this Agreement by any party hereto shall be considered to be a waiver of any other breach of default of this Agreement.

13.10. **Further Assurances.** Each party hereto agrees to perform any further acts and to execute and deliver any further documents which may be reasonably necessary to carry out the provisions of this Agreement.

13.11. **Arbitration.** If either party has a claim or controversy covered by this Agreement, such party shall give written notice to the other party, and within ten (10) business days of receiving the notice, the parties shall meet and attempt to resolve the dispute. If the parties are unable to resolve the dispute within ten (10) business days, the dispute shall be submitted to binding arbitration in Maricopa County, Arizona, under the rules and procedures of the American Arbitration Association. All fees and costs concerning the arbitration, including the arbitrator's fees and expenses and attorneys fees and witness fees shall be borne by the parties in the proportion determined by the arbitrator.

13.12. **Reference to a Member.** Wherever the context requires, reference in this Agreement to a Member shall include an Assignee who does not become a Substituted Member wherever such reference relates solely to an economic interest in the Company

13.13. **Amendment.** This Agreement and the Articles may be amended by the Managers (without the consent of the Members), for any reason.

13.14. **Remedies.** The parties hereto shall have all remedies for breach of this Agreement available to them provided by law or equity. Without limiting the generality of the foregoing, the parties agree that, in addition to all other rights and remedies available at law or in equity, the parties shall be entitled to obtain specific performance of the obligations of each party to this Agreement and immediate injunctive relief and that, in the event any action or proceeding is brought in equity to enforce the same, no party will urge, as a defense, that there is an adequate remedy at law.

IN WITNESS WHEREOF, the parties have signed this Agreement on the date first above written.

"Class A Member"

SKULLENWINK LLC

____
Keith L. Chapman, Manager

____
Andy J. Weiner, Manager

<u>**EXHIBIT A**</u>

<u>**As of September __, 2021**</u>

<u>Member</u>	Capital Contributions	Class A Membership Units	Class B Membership Units	Percentage Interests
Class A Member				
Andy J. Weiner		3,350,000	0	[50]%
Keith L. Chapman		3,350,000	0	[50]%
Class B Members		0		
Regulation CF Investors		0		
TOTALS		6,700,000	[______]	100%